SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                FORM 12b-25

                                              Commission File Number 1-6018

                        NOTIFICATION OF LATE FILING

(Check One):  (X) Form 10-Q

         For Period Ended: February 28, 2002

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant  TOKHEIM CORPORATION

Address of principal executive office (Street and number)  10501 Corporate Drive

City, State and Zip Code   Fort Wayne, IN  46845


                                  PART II
                          RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        {     (a)      The reasons described in reasonable detail in Part
        {              III of this form could not be eliminated without
        {              unreasonable effort or expense;
        {     (b)      The subject annual report, semi-annual report,
        {              transition report on Form 10-K, 20-F, 11-K, or Form
        {              N-SAR, or portion thereof will be filed on or before
 (  )   {              the 15th calendar day following the prescribed due
        {              date; or the subject quarterly report or transition
        {              report on Form 10-Q, or portion thereof will be
        {              filed on or before the fifth calendar day following
        {              the prescribed due date; and
        {     (c)      The accountant's statement or other exhibit required
        {              by Rule 12b-25(c) has been attached if applicable.


                                  PART III
                                 NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

         Tokheim Corporation (the "Company") is working to finalize and file its annual report on Form 10-K for the fiscal year ended November 30, 2001. As a result, the Company has been unable to file its quarterly report on Form 10-Q for the period ended February 28, 2002. The Company expects to file such quarterly report on Form 10-Q as soon as practicable.


                                  PART IV
                             OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

             John S. Hamilton              (260)             470-4600
             (Name)                     (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                       (   ) Yes   (X ) No

         The Company has not yet filed its annual report on Form 10-K for the fiscal year ended November 30, 2001.


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       (    ) Yes   ( X ) No


         The Company does not expect a significant change in its results of operations for the three month period ended February 28, 2002, compared to the same period of 2001.


                            TOKHEIM CORPORATION
                (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 15, 2002                    By: /s/ John S. Hamilton
                                            ----------------------------
                                        Name:  John S. Hamilton
                                        Title: President and Chief Executive
                                               Officer